UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

February 13, 2018

Securities & Exchange Commission

Division of Investment Management

450 5th Street, NW

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Selective Opportunity Fund
Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed December 28, 2017 for the purpose of adding a share class to the Selective Opportunity Fund.

(1)	Comment: Please provide a completed Fee Table and Example one week prior to effectiveness.

Response: The Fee Table and Example will appear in the effective prospectus as shown in Exhibit A.

(2)	Comment: As the Fund has completed its first fiscal period, please add the Fund’s portfolio turnover rate.

Response: Because the annual audit will not be complete prior to the effective date of the registration statement, we respectfully request that the portfolio turnover rate not be added until the Fund’s regular annual update in April 2018. The Portfolio Turnover section of the prospectus will state “The Fund’s turnover rate will be available in the Fund’s prospectus dated April 30, 2018.”

(3)	Comment: Please add the following disclosure to footnote 3 in the Historical Performance of the Adviser’s Private Accounts section:

The assets of such private account were sold and the proceeds used to purchase shares of the Fund as of its commencement date, January 27, 2017. Currently the Adviser manages its strategy exclusively through the Fund.

Response: We have added this disclosure to the footnote.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:     Mr. David Carson, President, Unified Series Trust

                   Mr. Don Mendelsohn, Esq., Thompson Hine LLP

EXHIBIT A

	Foundation Class	Service Class
Fees and Expenses of the Fund This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Shareholder Fees (fees paid directly from your investment)
Redemption Fee	NONE	NONE
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.75%
Administrative Services Fees	NONE	0.20%
Other Expenses[1]	0.68%	0.68%
Acquired Fund Fees and Expenses[1]	0.01%	0.01%

Total Annual Fund Operating Expenses	1.44%	1.64%

1-Other expenses and Acquired Fund Fees and Expenses (“AFFE”) are based on estimated amounts for the current fiscal year. AFFE are fees and expenses incurred by the Fund in connection with its investments in other investment companies.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Foundation Class	$147	$456	$787	$1,724
Service Class	$167	$517	$892	$1,944